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Own the Solar Age

SOCIAL IMPACT | CLIMATE CHANGE | ECO-FRIENDLY | SOLAR ENERGY | MARKETPLACES | CLEANTECH

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$296,553

593% RAISED OF $50K MINIMUM GOAL

FROM
653 investors

TIME LEFT TO INVEST
4 days

Invest in Geostellar

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Pitch | About | FAQ | Discussion 43 | Company updates 0

Join the Equity Crowdfunding Campaign for the Dawn of the Solar Age


Uber for transit, Airbnb for rooms...
and Geostellar for residential solar.
- PAVEL MOLCHANOV
EQUITY RESEARCH ANALYST, RAYMOND JAMES
One of the most promising startups I've seen in months
- ADAM SHARP
FOUNDER, FIRST STAGE INVESTOR
Quickly rocketing past its minimum fundraising goal
- DR. A. JONAS FROMAN, CONTRIBUTOR
HUFFINGTON POST

Geostellar is a patented platform that instantly and interactively tailors a solar plan to best meet the unique energy needs of each individual home or business. Solar Club members are our brand champions, leveraging the capabilities of our platform to promote solar in their communities. We plan to issue a solar-powered cryptocurrency, Zydeco*, through an anticipated Initial Coin Offering ("ICO"). Each Zydeco blockchain token is expected to represent one Watt of solar power capacity.

Deal terms

Funding goal
$50K – $1M

Investment size
min $100, max $107K

Deadline
October 10, 2017

Type of security
Crowd Safe · Learn more

Discount
0%

Valuation cap
$22,000,000

Perks

Get additional perks from Geostellar for your investment

INVEST
$100

RECEIVE
25 Watts of Zydeco Solar Powered Cryptocurrency* + Big shout-outs on Facebook, Twitter & Instagram!

425 INVESTORS

Highlights



Over **$3.5 MILLION** 2016 Revenue

2014-2016 **146%** Average Yearly Growth

Over **$1.3 MILLION** DOE Sunshot Awards

- Patented "Big Data Geomatics" Platform Protected in US, EU & China

- Selected by 3M, Cisco, J&J, Intuit, Bosch and other Fortune 500 Companies as Exclusive Solar Employee Benefits Program Provider

- Over $1.3M in DOE SunShot Awards, including current Solar In Your Community Challenge for low- and middle-income shared solar in Washington, DC

- 146% year over year revenue growth 2014 through 2016,

- Investors include Matador Capital, Select Venture Partners, Panacea Capital, Valentis Capital and angel investors from across the country

We've been featured in…

FOX BUSINESS   Dallas Business Journal   SCIENTIFIC AMERICAN   GIGAOM   THE WALL STREET JOURNAL   The New York Times   Forbes   REUTERS   FAST COMPANY   greentechmedia: Los Angeles Times

Fossil fuels are costly and harm the planet

 Greenhouse Gas Emissions    Water Pollution    Lung Diseases    Rising Rates

Climate change, caused by greenhouse gas emissions, is a threat to the whole planet.

The burning of coal, oil and natural gas for energy is a major contributor to climate change. Pollution from fossil fuels also contributes to lung diseases such as childhood asthma and poisons the water with mercury that makes its way into our food supply.

Grid electricity is not just dirty, it's also expensive. Electricity bills go up an average of 4.8% every year, meaning utility rates on average are almost 50% higher across the US than they were a decade ago!

Fossil fuels remain our primary energy source due to inertia. Most energy users aren't aware of the benefits of solar energy, and don't know how to switch to clean, affordable solar power. Geostellar is changing that!

Invest $100

INVEST
$500
RECEIVE
200 Watts of Zydeco Solar Powered Cryptocurrency + Basic Solar Club promoter kit, includes training materials, webinars, email address @solar.club, access to the team drive and private groups.

129 INVESTORS

Invest $500

INVEST
$1,000
RECEIVE
450 Watts of Zydeco Solar Powered Cryptocurrency + Professional Solar Club promoter kit, includes $500 perk + t-shirts, business cards & stickers.

85 INVESTORS

Invest $1,000

INVEST
$2,500
RECEIVE
1.5 kilowatts of Zydeco Solar Powered Cryptocurrency + 10% off a home solar energy installation between 5 and 10 kW of power, transferrable if you already have solar or can't go solar (plus everything above).

6 INVESTORS

Invest $2,500

INVEST
$5,000
RECEIVE
4 kW of Zydeco Solar Powered Cryptocurrency + Wink Smart Home Kit, includes choice of Leviton lighting or Nest thermostat plus everything above.

6 INVESTORS

Invest $5,000

INVEST
$10,000
RECEIVE
10 kW of Zydeco Solar Powered Cryptocurrency + A Solar Power Happy Hour on us! Kick off a Solar Club in your community, plus everything above.

2 INVESTORS

The Solar Age is here



Solar energy is cleaner and cheaper than grid power, and we are making it accessible and affordable for everyone.

Our patented solar energy platform instantly and interactively tailors a solar energy plan to best meet the unique needs of each home or business.

On our platform, individuals and organizations can start a Solar Club in their community to earn money, offer discounts and protect the planet by promoting solar energy.

Solar Clubs are springing up around the country, led by solar promoters who organize community solar initiatives.

Geostellar helps solar promoters start or join a Solar Club and manage every detail with our online platform and our team of Solar Guides, designers and project managers. We'll provide the solar energy equipment, installation and financing, as well as marketing, training and support required to make every participant successful.

The powerful combination of our online platform and network of local Solar Club promoters is overcoming the fossil fuel inertia and accelerating the advent of the Solar Age.

What is a Solar Club?



Solar Clubs are a great way for individuals and organizations

---

Invest $10,000

INVEST

$25,000

RECEIVE

30 kW of Zydeco Solar Powered Cryptocurrency + Free travel, lodging and 3-day Solar Promoter Training at the National Conservation Training Center in Shepherdstown, WV plus everything above.

Invest $25,000

INVEST

$50,000 or more

RECEIVE

100 kW of Zydeco Solar Powered Cryptocurrency + Major investor designation (see Form C for details) plus everything above!

Invest $50,000

Documents

Official filing on SEC.gov

 Form C

Company documents

 Geostellar Crowd Safe

 geostellarformc.pdf

to generate a new income stream, reduce energy costs and fight climate change by promoting solar energy in communities across the country.

Solar Clubs help entrepreneurs and businesses do well by doing good. Solar Club promoters share a love for their planet, a passion for service and an infectious enthusiasm. With the help of Geostellar's solar marketplace, Solar Club promoters make a profit by encouraging local households and business to switch to clean, affordable solar energy.


Clubs
Sports Teams
Schools
Municipalities
Companies
Hospitals
Associations
Charities
Churches
Causes

Solar promoters form Solar Clubs with local organizations like schools, churches, town councils, clubs, charities and hospitals to coordinate and organize groups that go solar together. Group solar programs reduce the cost of solar instillation and increase savings on energy bills for every participant.


Progressive National Baptist Convention
Church
PROGRESSIVE • NATIONAL • BAPTIST • CONVENTION • INC
FELLOWSHIP
PROGRESS
SERVICE
PEACE
1961
202-396-0558
Partner code: PNBC
office@pnbc.org
PNBC Home
Welcome to PNBC Solar!
Each and every member of the Progressive National Baptist Convention is a beacon of the human spirit, poised to engage the community with a positive message of human strength and freedom. With a membership base of 2.5 million people, the collective efforts of the PNBC shine a bright light on the world. Having great appreciation for all forms of light, the PNBC hopes to help its members with a special opportunity to gain a new form of independence from financial burden, pollution, and utility companies by helping power its community with the energy of the sun. Go Solar, become a Solar Pro, or Partner with Geostellar to get started promoting energy that is clean, renewable, and affordable.

Solar promoters and partnering organizations establishes Solar Clubs on Geostellar to manage their revenue-generating solar initiative.

Individuals and organizations earn money promoting clean energy.

Every community has realtors to help folks buy and sell homes, insurance agents to provide coverage, and bankers to finance major purchases and improvements.

There is a similar role in each community for a solar promoter to help friends, neighbors and associates switch to clean, affordable solar energy .



When a promoter starts or joins a Solar Club, theyearn compensation by helping homes and businesses switch to solar energy.

Promoters can also build a team or enroll whole organizations in a Solar Club and share in the total revenue!

We provide everything a promoter needs to get started

Geostellar brings together high quality equipment, qualified local contractors and favorable financing terms on our solar platform, so a Solar Club can begin promoting solar energy and generating revenue from day one.



- **Equipment.** We tailor each solar energy system to best meet the unique needs of every household and workplace.
- **Installation.** Our local installation contractors have impeccable credentials, stellar

references, accreditation, licensing and insurance.

- **Financing.** We provide a range of financing options to give you relief from high energy costs without any money out of your pocket.

Geostellar's solar platform assesses each site's solar potential, manages Solar Club members and much more.

Our patented solar energy platform

The magic happens on Geostellar, our patented solar energy platform. Our advanced "big data geomatics," protected by patents issued in the US, Europe and China, simplify the process of going solar.



Our web, mobile and tablet apps draw on sophisticated simulations of each individual rooftop and ground site. We collect laser imaging from state, local and federal government sources that fly aircraft mounted with LiDAR (Light Detection and Ranging) sensors, which precisely measure the heights of each structure and tree by timing the returns of laser beams. The data is delivered as dense point-clouds, which often provide sub-millimeter resolution.



Instant, interactive solar assessment

With the LiDAR data, we can generate a virtual world and move the sun through the sky to determine the precise amount of sunlight that shines on each square meter of rooftop and the amount of energy that would be generated over the course of the year if solar panels were placed in that spot, based on the slope, orientation and shading.

We add data on energy usage patterns, utility rates, installation costs and federal, state and local incentives to provide a complete model of the energy, environmental and economic aspects of solar energy unique to each individual property.

The result is an instant, interactive assessment of the solar benefits that is easy to understand, with summaries, cash-flow models and a recommended system configuration.

Here is an example high-level summary for a home in White Plains, NY:

MONTHLY HOUSEHOLD ENERGY NEEDS

1964 kWh	1917 kWh	98%
electricity your home requires	average electricity your solar panels will generate	of your home's energy provided by solar energy

SAVINGS ON UTILITY BILLS OVER 30 YEARS

$362,238	$89,886	$272,398
total cost of grid electricity without solar panels	total cost of grid electricity & solar energy with solar panels	amount you will save by going solar

GREENHOUSE GAS EMISSIONS REDUCTION

1366	34.02	160 Metric Tons
equivalent # of trees planted	equivalent # of cars taken off the road	GHG emissions you will reduce by going solar

Working with a Solar Guide, you can adjust the equipment configuration, financing plan and installation options until you're satisfied that solar energy is right for you. Then we'll produce a detailed design and dispatch a qualified local contractor to conduct measurements and verify the accuracy of our computer model.



Our platform provides integrated communications to keep everyone in the loop, increasing efficiency and reducing costs associated while dramatically improving the go-solar experience!

Community Solar -- a new model for expanding the solar market

Despite the growing popularity of solar energy, many people are stuck with more expensive, dirty power from the electric company because don't own their own property, have too much shading or don't qualify for financing.

That's why we now offer Community Solar.

Community Solar is a shared solar facility, where multiple homes and businesses can subscribe to the energy generated by a remote solar garden.

With Community Solar, there are three great ways for homes and businesses to benefit from the switch to solar energy:

1. By installing solar panels on-site for their own consumption

2. By subscribing to the energy produced by Community Solar generators

3. By hosting Community Solar generation facilities for remote subscribers

Before Community Solar, solar energy was only for owner-occupied properties that could host solar panels on site. Now, everyone who lives or works in an area with Community Solar can save money by switching to solar. Homes or businesses, such as offices, shops and restaurants, can subscribe to clean solar energy generated off-site and reduce their electricity bills.



The energy for Community Solar is generated in a solar garden hosted on any unused roof or ground space. This is a great new way for schools, churches, malls, car dealerships, municipal properties, factories and farms to produce a new revenue stream at no cost by hosting solar panels for Community Solar.

Like cloud computing and Software-as-a-Service, Community Solar provides recurring revenue and high margins. We will own and operate the solar gardens, and our Solar Clubs and solar promoters will offer subscriptions for the energy produced.

Invest in Geostellar

How our business model changes the energy equation

Customer acquisition represents a significant part of the installed cost of solar energy. By compensating individuals and organizations for their success in promoting solar through Solar Club, we are creating a low-cost, high-value distribution channel. In areas where solar energy costs less than retail electricity from the grid, solar market penetration explodes.

Geostellar, an online solar energy platform, makes it easy for Solar Club promoters to build teams, launch campaigns and gain customers for solar energy. We believe our solar energy platform will change the energy market as dramatically as Airbnb changed the hospitality industry and Uber changed transportation.

Senior Vice President and Equity Research Analyst Pavel Molchanov of investment advisory firm Raymond James believes our solar energy platform could change the energy market as dramatically as Airbnb changed the hospitality industry and Uber changed transportation.



When prospects learn about solar energy from friends, neighbors and community organizations, such as their schools, churches and employers, they are much more likely to go solar. For this reason, our Solar Clubs have a higher conversion rate and lower cost of customer acquisition than the sales and marketing models used by most solar energy companies.

We are able to pass some of this savings along to customers in the form of lower cost energy, reward individuals and organizations that promote solar and earn a profit for Geostellar. Geostellar makes a profit in two ways, by installing complete solar energy systems on-site for "Behind the Meter" generation and consumption, and by selling subscriptions to energy generated by "Community Solar" facilities.

1. **Behind the Meter**

Homes and businesses reduce electricity costs by installing solar panels on their property. Geostellar procures the solar equipment and installation labor at low wholesale rates and offers attractive financing terms. The property owner typically switches to solar with no money out of pocket. We provide a fully-installed system at a competitive retail price.

2. **Community Solar**

Geostellar owns and operates the solar gardens, and collects recurring revenue from subscriptions to the solar energy generated. Our customers subscribe to solar energy produced in remote solar gardens, and the savings are credited by the utility directly on their monthly electric bills.

Together, the complementary solar offerings will allow us to expand the market for solar energy, achieve positive cash-flow and provide exceptional returns to shareholders.

Partners committed to solar with Geostellar

We were competitively selected by these and other significant organizations as the solar energy partner of record.



Based on the examples of these leading organizations, new Solar Clubs are forming every day!

A growing company in an explosive market



We're growing rapidly by continually attracting new partners, promoters and customers. As we grow, we are also improving our margins and plan to become cash-flow positive within the next twelve months.

Solar energy costs continually fall, as higher-capacity solar panels become less expensive to produce and systems become easier to install. Geostellar also drives down the price of solar by reducing customer acquisition costs. At the same time, electric utility rates steadily rise at an average rate of 4.8% a year.

When the price of solar energy is less than that of retail grid electricity, market penetration of solar explodes.



Solar energy is the fastest growing form of new electrical generating capacity in the US and promises to provide over 25% of global electricity generation by 2050.

We intend to provide liquidity for our investors through the sale of the company or by an Initial Public Offering. Possible acquirers include investor-owned utilities that will need to introduce solar offerings to remain relevant and achieve growth and major ecommerce platforms that are adding essential home services offerings. An IPO would most likely be achieved through the Reg A+ rules. Geostellar plans to qualify for a Reg A+ offering later this year, and can then list our stock on an equities exchange at little additional effort or expense.

Our vision beyond solar: "Sustainability-as-a-service"

Our instant, interactive solar energy platform includes a 3D model of each structure on a property, energy use, rates, incentives and other data sets. As the trusted solar provider, Geostellar will monitor the home or business energy production and consumption for 30 years.



Integrated smart home & energy management
Car chargers
Retail electricity
Energy efficient appliances
Roofing, windows & HVAC
Home warranties
Upcycled carpets
Much much more!
Green Mountain Energy

With this intimate connection to our customer, we can offer upgrades and cross-sell a wide variety of goods and services, including energy efficient home improvements, warranties, appliances, smart home equipment and controls. We also plan to provide software services and financing for a fully-integrated Internet-of-Things (“IoT”) offering on our platform.

We believe sustainability is a core value for the modern home and business, rather than an add-on. Green products and services should cost less than wasteful items that wind up in landfills. Geostellar will be grow to be the platform for the ecological lifestyle.

We’ve developed a cryptocurrency token, Zydeco, planned for release later this year in an Initial Coin Offering (“ICO”). Each token will represent a Watt of potential solar capacity. The purchase price of tokens will be applied to the development of solar projects. When the total solar power capacity represented by a campaign is deployed, value will be transferred back to the token.

A cryptocurrency to expand solar capacity

Zydeco, a solar-powered cryptocurrency, is planned for release later this year in an Initial Coin Offering (“ICO”). Each blockchain token will represent onea Watt of potential solar capacity. The purchase price of tokens will be applied to the development of solar projects. When the total solar power capacity represented by a campaign is commissioned, value created by the solar projects will be shared with token holders. Token holders may optionally receive the created value as a lump sum at the time the Watts of solar power is deployed, or over time as solar energy kilowatt hours are generated.



ZYDECO™

As the rate of solar power deployment is accelerated and the cost of capacity declines, the value of the tokens in the Zydeco economy is expected to increase. We intend for our token sales, including the ICO, to comply with all relevant laws and regulations governing the issuance and transfer of securities in the United States and abroad.

Competitive Landscape

We're the original solar energy platform, delivering a complete solution tailored to meet the unique needs of each individual customer.


Good Customer Experience
Vertically Integrated Providers
SolarCity
vivint. solar
sunrun
Solar Energy Platform
Geostellar
Low Solar Value
High Solar Value
powur
SOLAR
Project Sunroof
energysage
Clarus Power
A brighter future
pickmysolar
Network Marketers
Lead Generators
Poor Customer Experience

Our competitors include vertically integrated providers that are less competitive on price, due to their high costs structures, lead generators that tend to confuse customers with competing offers and network marketing companies that make most of their revenue from membership fees.

Let's make solar simple, convenient and fun!

As a solar energy platform, we provide unparalleled solar value and exceptional customer experience. The internet only needs one major solar energy platform, supporting suppliers, customers, promoters and partners in an integrated, holistic system, and we are building it. We encourage business model innovation that creates new efficiencies, improves our customer experience and increases the value of solar for everyone.

Join us in making solar our mainstream energy source by promoting clean, affordable solar energy in your community. Love solar? Join the club! Invest in Geostellar!

Invest in Geostellar

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* – We've developed the initial code for a cryptocurrency token, Zydeco, that we may release in the future in an Initial Coin Offering ("ICO"). We anticipate that each Zydeco blockchain token would represent one Watt of solar power capacity. The purchase price of tokens would be applied to the development of solar projects and the related administrative and regulatory costs.

We intend for our token sales, including the ICO, to comply with all relevant laws and regulations governing the issuance and transfer of securities in the United States and abroad. However, given the uncertainty related to the regulatory environment of ICO's we are unable to guarantee that we will be successful in structuring our ICO in a manner that would comply with applicable law. Whether we move forward with the possibility of using an ICO is unknown and speculative. We are under no obligation to carry out an ICO and may partner with affiliates or third-parties to develop and issue the ICO. You should not invest in us solely as a result of our consideration of the ICO since it may not come to fruition.

About Geostellar

Full Name
Geostellar

Founded
Feb 2010

Form
Delaware Corporation

Employees
25

Website
https://geostellar.com

Social Media


Headquarters

224 West King Street , Martinsburg, WV

Geostellar team

Everyone helping build Geostellar, not limited to employees



David Levine
Founder & CEO

Perpetual entrepreneur with previous startup success. Author of Live Java: Database to Cyberspace. Contributor to Forbes and Entrepreneur.





Mike Rhodes
Chief Financial Officer

Experience in private equity, big companies & startups. Music tastes stuck in the 80s.





Joey Tutela
VP Engineering

Rock hard abs, rock solid code.





Chris Thatcher
Chief Software Architect

Loves math, data, scientific python, blockchain, inverted indexes & machine learning.



Troy Pierce
VP Operations

Background in mortgage finance, commercial accounts & structural mechanic for the Navy.





Lisa Younis
Director

US Commission on Civil Rights WV State Advisory Committee, WV Golf Association Executive Committee, WV Human Rights Commissioner, Registered Nurse, BB&T Advisory Board Member



Xanthe Larsen
Director

Attorney representing institutions and companies in structured finance transactions. Focused on energy development, alternative energy solutions, domestic and international project finance, and infrastructure development financings.





Sam Rubenstein
Director

President of Panacea Capital Advisors. With MCG Capital and as an attorney with multinational law firms, negotiated and managed more than 600 separate financing transactions with an aggregate transaction value exceeding $6 billion.





John Greer
Director

Managing Partner of Matador Capital Partners, LLC. For Bush 41 Admin ran a multi-billion dollar financial sector reform and privatization effort in 16 countries. Previously Managing Director of Balanced Financial Corporation.





Paul Feldman
Director

20 years in sales, marketing, R&D at AT&T and Bell Labs. Chief executive or vice president at Novell, Inc., Geo-Utilities, Inc., Columbia Energy, UtiliCorp United, AES, and AT&T/Lucent Technologies.



Press

    Article URL   Add press

The article should mention the company directly and come from a reputable source.



W.Va. potter goes solar to shrink carbon footprint

Herald-Mail Media · Aug 27, 2017

SHENANDOAH JUNCTION, W.Va. - In her size-9 flip-flops or Birkenstocks, Joy Bridy doesn't leave huge tracks, but she wants her carbon foot



Scrappy Solar Startup Geostellar's Reg CF Crowdfunding Campaign Shows Promise

HuffPost · Aug 25, 2017

The solar power industry has had its ups and



Etsy Is Helping Its Sellers Get Solar Panels (And Cutting Its Own Footprint)

Fast Company · Apr 21, 2016

Etsy helps its 1.6 million merchants sell everything from belly chains to gingerbread foot…

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downs over the past decade but continues to
hold great promise in the eyes of policy
makers,…

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dollhouses. And now it's helping them install
solar…

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Home Solar Power Discounts Are Worker Perk in New Program

𝕋 Nytimes · Oct 27, 2014

The program is consistent with the group's
approach of working closely with corporations,
often quietly trying to nudge them toward
chang…

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Geostellar Launches Bid to Be the KAYAK of Rooftop Solar

🟩 Greentechmedia · Jan 3, 2014

Residential solar customers can now do their
shopping online through an interactive
consumer-facing website and a new
smartphone app. "Ou…

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Getting Solar Power Is Now As Easy As Buying A Plane Ticket

FC Fast Company · Dec 16, 2013

Solar panels don't make sense for all homes.
Even houses on the same street can have
dramatically different solar situations,
depending o…

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U.S. online startup makes going solar as easy as booking travel

🟠 Reuters India · Dec 2, 2013

LOS ANGELES (Reuters) - In a first on Monday,
an online marketplace will allow U.S.
homeowners to weigh options for going solar
as easily…

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Data startup Geostellar launches super simple way to see solar panel options …

🔵 Gigaom · Dec 2, 2013

The ultimate home solar deals site just
launched. Three and a half year old data
startup Geostellar has finally launched a free
website, …

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How Much Energy Can Your Roof Generate?

F Forbes · Apr 20, 2011

It was a throwaway comment, but it changed
David Levine's life. Levine worked for Lanworth,
which predicts crop yields with satellite ima…

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The Simple & Sexy Side of Solar Energy

H Hagerstownmagazine

For the last 4 billion years, thermonuclear fusion has powered the sun sending vast amounts of energy into space. Finally, the time has c…

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Cheap Solar Power Becomes Employee Perk

SA Scientific American

For a handful of large U.S. companies and organizations, employee benefits are extending beyond the three-legged stool of health care, re…

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Dallas firm to bet $12 million on the 'Uber of solar panels' - Dallas Busines…

▶ Dallas Business Journal

Dallas-based investment firm Matador Capital Partners has led a $7 million financing deal for online energy company Geostellar, which one…

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Geostellar discovers solar market on rooftops

L Latimes

Geostellar debuted late last year as a way to speed up solar and wind-power energy projects, and Chief Executive David Levine was poundin…

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A look at solar energy

FOX Fox Business

Geostellar CEO David Levine on how the company finds the best and most cost effective solar energy plans for each customer.

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SolarCity Aims to Cut Marketing Costs as Competition Heats Up

WSJ WSJ

Geostellar is testing an unusual sales tactic: using Uber and Lyft drivers to sell panels to riders…

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FAQ

Who are specific competitors, and how are you different?   >

How does Geostellar make money on solar installations?

How does Geostellar make money on Community Solar?

What are the gross margins on solar installations and Community Solar?

Where do you offer solar energy? What are your expansion plans?

Still have questions? Check the discussion section.

Who are specific competitors, and how are you different?

- **Vertically integrated providers,** such as SolarCity, Vivint Solar and SunRun, have high fixed labor, financing and equipment costs. Because of their high cost structure, they are less competitive on price, reducing the value and benefits of solar energy for their customers.
- **Lead generators** such as Google's Project Sunroof, EnergySage and Pick My Solar sell leads to solar providers or produce competitive bids. This model provides a confusing customer experience, requiring the customer to make decisions without enough knowledge of equipment, installation and financing options. These sites can also lead to aggressive, annoying sales tactics by providers.
- **Network marketers** such as Powur, Clarus Power and Solar Buyers Club recruit independent representatives that generate leads for local installers or vertically-integrated providers. This model provides both a poor customer experience and low solar value. Often, the solar energy solutions offered are over-priced and out of date, and the independent representatives are poorly-trained and ill-informed. Many network marketing companies make the bulk of their revenue from membership fees, with a high churn of representatives.

Risks

We have incurred operating losses and may be unable to achieve or sustain profitability in the future.   ›

Our ability to utilize net operating loss carry-forwards to offset future taxable income may be limited.

We have not yet generated significant revenues.

Our auditors have expressed concern regarding ability to operate as a going concern.

We do not have the ability to pay all of our debts and may not be able to obtain additional capital.

Show all Risks

We have incurred operating losses since our inception on February 22, 2010. We have incurred net losses of $3,581,413 and $5,778,487 for the two fiscal calendar years 2015 and 2016, as we have invested in our patented online (web, mobile and tablet) big-data geomatic technology platform (the "Platform"), focused on lead generation, developed our sales and fulfillment processes, and worked towards cash flow breakeven point. We expect to continue to incur net losses from operations as we finance our operations, expand our fulfillment, engineering, administrative, sales and marketing staffs, and implement internal systems and infrastructure to support our growth. Failure to grow at a sufficient rate to support these investments in personnel, systems and infrastructure, could adversely affect our business and results of operations. Our ability to achieve profitability depends on a number of factors, including: growing our customer base; finding investors willing to invest in us; maintaining and further lowering our cost of capital; reducing the time between first customer contact and interconnection to the power grid, which improves customer satisfaction and conversion rates, and reduces fallout; reducing the cost of components for our solar energy systems; reducing our operating costs by optimizing our sales, design and installation processes and supply chain logistics; and achieving profitability and our ability to sustain or increase our profitability in the future.

Discussion

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🧡 Geostellar Follow 728

$296,553 raised from 653 investors

To help pave the way to use more solar energy for the good of the earth.

Kelvin Cox
Invested about 1 hour ago

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I love solar and want it to go to the masses! I am a big believer and your system makes sense to me! I love the crypto connection. I would love to promote as well and hopefully can add to my initial investment to earn the 500$ requirement. Best!

Maria Conwell
Invested about 2 hours ago

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I believe Geostellar has gotten it right. They have an incredible website & they have already gained plenty of traction. They are in the sweet spot for a solar energy future.

Michael Gilbert
Invested about 5 hours ago

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I desire to be a part of the solar energy boom. It is time to move into more climate friendly energy sources. Geostellar is a very interesting concept in this area. i am very excited to watch it grow and succeed. Even if I only a tiny piece of it.

Stephen Bird
Invested about 7 hours ago

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Renewable energy is Now and the future for the betterment of humanity worldwide. Decrease the carbon-footprint.

Marcella Varnado
Invested about 24 hours ago

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My reasons for investing is because of the founders strong belief in planet conservation as well as the strong belief of eliminating minupulation which is shown in the creation of zydeco. Looking forward to offer help in ways im available too.

Brandon Mayes
Invested 1 day ago

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I see amazing growth potential with Geostellar

Lyle Notice
Invested 1 day ago

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I see a lot of potential in this company

Erick Saltos
Invested 1 day ago

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I am impressed with company's focus as an interrupter in this growing industry.

Ken Guest
Invested 1 day ago

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Solar will be the future for energy in this country. Perhaps the local clubs can become a grass roots community to convince local and state governments to provide stimulus.

william nabors
Invested 1 day ago

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I believe in investing in initiatives that have a positive social and environmental impact, while still growing as an investment. Geostellar promises to tick all of the boxes.

Daryl Wathen
Invested 1 day ago

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I invested in Geostellar because it sounds pretty promising... I was studying about the solar panels ...and i know...this is what the future sounds like

Iurie Gornea
Invested 1 day ago

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I believe in the cause.

Laureen Fowler
Invested 1 day ago

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Invest in your dreams, everything you do now is for your future. Think about it

Donovan Jackson
Invested 1 day ago

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I invested because solar energy is the way to go for our needs, it's what we need to curb emissions and it's becoming a essential industry

Nicolas De Castro
Invested 3 days ago

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I have solar on my house and solar is the way of the future

Diane Fasnacht
Invested 4 days ago

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First Stage Investor


Johnny Evans
Invested 5 days ago

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assuming solar power business will grow significantly over the foreseeable future and beyond


Bob Watson
Invested 5 days ago

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I believe in the future of the product


Mahendra Jorawar
Invested 5 days ago

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My youngest daughter is a lawyer and she is really into renewalable energy sources and Geostellar sounds intriguing and very promising.


Janice L Smith
Invested 6 days ago

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The added perk of cryptocurrency hooked me in. There are several solar companies equity crowdfunding, but Geostellar seems to have a reasonable business plan rather than a vague impulse to save the earth.


Nick A
Invested 6 days ago

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the partnership is awesome, educating consumers is genuine. Being a part of this partnership and platform to bring solar usage to most, expand and support local jobs and help communities and organizations get off the grid is awesome. To the future!


Joyce White
Invested 6 days ago

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I invested in Geostellar for many reasons. I believe solar energy is the best source of energy for our planet. I believe we are stewards of our planet and need to protect and preserve it for generations to come. I invested for my two granddaughters.


Ross Kenyon
Invested 7 days ago

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Solar is the energy of the future. This company has a viable business plan, and already showing revenue.


Bilal Shahid
Invested 8 days ago

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I strongly believe in clean energy and would like to go off grid one day. I love this idea


Jasmine Carter
Invested 10 days ago

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Even though a process to reduce carbon dioxide emissions from power generation has been developed, I think Solar will be a major player long term.


Robert Shepard
Invested 11 days ago

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Recommended by Early investing


VIJAYA POTTI
Invested 11 days ago

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Sounds like a sensible idea that I might use myself if I lived in the US


Stephen Skinner
Invested 15 days ago

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Start up company recommended by Early Investing. com


John Almeida
Invested 15 days ago

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Because, I believe in crypto currency and renewable energy. I am all in.


Darron Nilsson
Invested 15 days ago

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taking care our Planet is our responsibility


Jose Manuel jr Zamora
Invested 15 days ago

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I believe we should take care our planet


Christopher Zamora
Invested 15 days ago

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I invested because, I have always believed in the power of solar and this is an easy way to contribute and and get out of the dinosaur age. Also make some gains hopefully financially.


Janet Morel
Invested 16 days ago

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I wanted to own a small piece of something I am helping to build.


William Kuphal
Invested 16 days ago

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This kind of information is suck a pain to figure out.


kevin wilkenloh
Invested 17 days ago

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Solar power is the new source of energy


Stanley Theresias
Invested 18 days ago

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Great leadership at the company and a brilliant idea

 Charles Warner
Invested 19 days ago

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I invested because I do like green energy projects!!!

 Artem Yakunin
Invested 21 days ago

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This company makes a lot of sense from an energy savings standpoint.

 Terry Dreyer
Invested 21 days ago

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I invested because I have worked with Geostellar and I believe they will continue and increase their growth rate for many years.

 James Wells
Invested 21 days ago

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Interesting idea

 Petar Dangov
Invested 21 days ago

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I like your integrated service

 James Gross
Invested 22 days ago

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Solar is the wave of the future and is a power supply that can't be controlled by big business.

 Rex Mckee
Invested 22 days ago

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Believed that solar energy will lead the way in nearest future of ENERGY GENERATION.

 Emmanuel S Akintunde
Invested 23 days ago

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Really love the entire concept. This is an investment that you can be excited about from a monetary perspective, but also doing good for the planet. Wanted to invest more, but there are some bugs in this system investing as a Canadian.

 Kevin Smith
Invested 24 days ago

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I invested because Im not a rocket scientist and I still see the need and value of this company. This is Apple all over again.

 Dexter Acklin
Invested 24 days ago

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Looking for other opportunities.

 Tim Durney
Invested 25 days ago

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Early Investing Advisory

 Walter Moore
Invested 25 days ago

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100

 William Lee
Invested 26 days ago

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I believe they will really be profitable in the long run and based on an early investment recomendation

 Vuyo Maqubela
Invested 26 days ago

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Just getting into Start ups

 Bruce Hauer
Invested 27 days ago

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Sounds like a great idea!

 Rita McColgin
Invested 27 days ago

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Solar is very near or at the tipping point for being a very competitive option to centralized power generation, and Geostellar is perfectly positioned to capitalize on the opportunity.

 Douglas Greenwood
Invested 27 days ago

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Solar can be intimating to people and you make it simple. I would love to have solar but my HOA restricts roof installations.

 Charles Patton
Invested 28 days ago

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Geostellar has the potential to dominate the market for solar lead qualification. The experience of the team and mission of the company make Geostellar a worthy risk.

 Zachary Snader
Invested 28 days ago

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Solar and wind power has stuttered for the last 20 years- this looks viable.

 Marissa Glover
Invested 29 days ago

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I believe in you for a change for our planet

 isabelle lamontagne
Invested 30 days ago

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Follow the trends

 Peter Warren
Invested 30 days ago

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I believe renewables are the future and I wanted to give a start up a go as established companies are often not really "green"

 Hans Peter Stadelmann
Invested about 1 month ago

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I believe in renewable energy

 Jason Gorczyca
Invested about 1 month ago

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It was a recommendation from First Stage Investor.

 **Richard Hagopian**
Invested about 1 month ago

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I am a big believer in solar energy and have used it at my home for over 2 years. I think Geostellar is taking some big steps toward making solar efficiency and predictability for the consumer a reality. As this company thrives it will help us all.

 **Kirk Specht**
Invested about 1 month ago

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I have been a doubter relative the solar power success, and wish to invest in it to prove myself wrong.

 **Robert Harrison**
Invested about 1 month ago

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Love to see companies that have a vision for the future. Clean energy is essential to protecting our planet for generations to come.

 **Douglas Harrison**
Invested about 1 month ago

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good technological improuvement

 **maurizio gianni'**
Invested about 1 month ago

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I have been reading and I like what I've read

 **Gordon Gurule**
Invested about 1 month ago

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Solar is the future for all of us. Geostellar offers a solar future to everyone honestly and affordably. No gimmicks! Taking action today by owning a solar power system means cleaner air for all and more $$ in your pocket!

 **Suzanne Mills**
Invested about 1 month ago

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Because I have been a long-term investor and believe in the company.

 **Rob Miller**
Invested about 1 month ago

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Invested before, and believe in the cause!!

 **Hassan Sawaf**
Invested about 1 month ago

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Make money and promote solar energy

 **Melvin Takahashi**
Invested about 1 month ago

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I belief on the concept

 **Pedro Millan**
Invested about 1 month ago

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A local startup in WV aiming at making solar power efficient and affordable? In WV? I am investing because it's the right thing for me to do on many fronts. Good luck, Geostellar!

 **Aaron May**
Invested about 1 month ago

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I invested because I believe in solar and renewable energy.

 **Ricky Gardner**
Invested about 1 month ago

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I believe solar will grow dramatically. I see conventional asphault shingles being replaced almost entirely by solar "shingles" on most all new construction (with sun exposure) within a decade, and likely sooner. Tesla is already marketing this.

 **John Harris**
Invested about 1 month ago

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Support Clean Energy. Invest in future transition away from fossil fuel for energy.

 **Jeffrey Guenther**
Invested about 1 month ago

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To generate a new income stream by promoting solar energy in the community.

 **Thomas Shortt**
Invested about 1 month ago

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I see great potential in Geostellar.

 **Jeff Kleinheinz**
Invested about 1 month ago

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Great company and ideas to help encourage conversion to green energy such as solar

 **Robert Selby**
Invested about 1 month ago

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Strong believer in Solar Energy.

 **Morris Jones**
Invested about 1 month ago

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I believe the product has huge upside potential and offers service that will save homeowners a lot of money

 **Sandra Haynes**
Invested about 1 month ago

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I am a "First Stage Investor" subscriber and I read Adam Sharps recommendation


Paul Schnobrick
Invested about 1 month ago

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I Agree if companies use Big savings and easy ways to take advantage about services to peoples today. Less time and online services make it easy! Solar Panels is about Save money and Geostellar Make it easy to do!. Good Job!


Elena Pinto
Invested about 1 month ago

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I believe in Geostellar's way to help customers get just what they need for their energy consumption. Solar will be the go to energy in the years to come.


Kaiwa Sheldon
Invested about 1 month ago

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Clean, green solutions are the wave of the future!


Angie Kramer
Invested about 1 month ago

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To be part of and help aid the fast growing wave of clean energy resources.


Sidney Tobias
Invested about 1 month ago

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Advice from Early Investment, liked company description, and when I mentioned it to a friend, he recognized the company and had been impressed by their website.


John Thomas
Invested about 1 month ago

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I saw our future from you.


Sang s Lee
Invested about 1 month ago

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I love solar energy and plus I was advised to by the Oxford Club


Geara Singh
Invested about 1 month ago

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I want very much to be a contributor to lessoning my and my children's foot print of fossil fuel. I have been involved in "Solar" for many years. I know that Solar is coming of age and that GEOSTELLAR is in the best position to take the Market !!


Allan Wright
Invested about 1 month ago

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I believe renewable energy is the future and the way to save our environment.


Gary Smith
Invested about 1 month ago

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I believe in what you are doing


jeff hembrock
Invested about 1 month ago

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Learn about you through First Stage Investor. I think you have a good product and that you will make a go of it. Here's hoping that you can return at least 100 times on my investment.


Thomas Hedrick
Invested about 1 month ago

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investment in future as a way to save.If successfull, this company will be taken over by a bigger company with a profit.


Rejean Bourgeois
Invested about 1 month ago

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I have solar panels on my property and I believe that it is a great way to go green and taking my part in protecting the environment.


Ken Zegarski
Invested about 1 month ago

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This is a new field for me, I have some expendable funds available. Lets give it a try


Joseph Carrick
Invested about 1 month ago

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First Stage recommendation


Robert Madill
Invested about 1 month ago

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I invested because I belive solar power will be a successful energy source in the future and this company's business plan appears to be reasonable. I hope to see Geostellar succeed and make money on the investment.


Robert Gyopos
Invested about 1 month ago

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I believe Green Power is necessary to protect our planet; I believe Solar Power is effective and gaining acceptance among energy users. Geostellar seems a valid method to promote solar usage.


Manuel De Dios
Invested about 1 month ago

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Recommended by First stage Investor


Kirby Williams
Invested about 1 month ago

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Newsletter Recommendation


Manish Naik
Invested about 1 month ago

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I invested because, I want to promote the use of solar energy and receive interest.

 Alimu Jalloh
Invested about 1 month ago

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The company sounds like it has a lot of growth potential. I can see the value in using the product in the future.

 Gordon Stender
Invested about 1 month ago

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Solar energy is continually on the rise. It's a clean, renewable source of power. Everyone needs power after all, so why not opt for a program that helps you use it and eventually pays for itself?

 Vivianna Roodbergen
Invested about 1 month ago

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Solar energy is a major trend. Helping Geostellar become a viable company will be a benefit to society for the long term.

 Art Gross
Invested about 1 month ago

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I think there concept of how to promote solar use is innovating and a disruptive technology!

 James Forakis
Invested about 1 month ago

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I am interested in renewable energy and have used solar energy for the last 30 years.

 Jack Putnam
Invested about 1 month ago

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Was highly recommended in a Newsletter I subscribe to.

 Catherine Springer
Invested about 1 month ago

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I liked the write up in First Stage Investor

 John Davis
Invested about 1 month ago

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I am hoping that Adam Sharp's recommendation will prove profitable.

 nini ramirez
Invested about 1 month ago

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I've read solar panels are getting cheaper, people will start looking online for information.

 Richard Boyer
Invested about 1 month ago

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I believe the solar Industry is going to soar in the next couple of years and be as big, if not bigger than Coca Cola or Microsoft. I believe also, we need to save our planet and go green. Solar, is the next big deal!!!

 Kenneth Gilpin
Invested about 1 month ago

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I invested because it becomes part of my overall financial portfolio which has a goal of a comfortable retirement in the next 5 to 10 years [hopefully 5].

 Richard Kurtz
Invested about 1 month ago

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I'm just looking for some small long term investments.

 Kenneth Johnson
Invested about 1 month ago

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recommended by First Stage Investor

 walter felder
Invested about 1 month ago

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Solar now!

 Michael Messinger
Invested about 1 month ago

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Because I liked the product offering.

 James Anderson
Invested about 1 month ago

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I am investing because I am looking to generate Retirement income

 Jennie Fagan
Invested about 1 month ago

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clean energy and the ease of getting a concrete pricing with no hidden costs and all the subsidies included all on one sheet.

 brian lowhim
Invested about 1 month ago

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I am a mechanical engineer and a former energy management engineer for a public utility, and have watched the progression of solar technology over the last 25 years.

 John Hillmer
Invested about 1 month ago

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I believe in the future of solar power.

 Ron Rush
Invested about 1 month ago

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Recomended

 Jon Lannom
Invested about 1 month ago

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Company was recommended as good investment by advisor. I like the looks of their service.

 Daryl Ballard
Invested about 1 month ago

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First Stage Investor told me to invest.

 Jane L Murvin
Invested about 1 month ago

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Localized Solar is the future!

 Curt Squires
Invested about 1 month ago

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I believe solar energy efficiency is coming of age with companies like Geostellar and the new nanodot panels that will improve it even more.

 randy rapp
Invested about 1 month ago

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The renewable energy is the future and becoming present. It helps protect environment. Geostellar make it easier , quicker and reliable source to provide residential solar alternative.

 Rameshchandra Patel
Invested about 1 month ago

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Why not?

 keith binam
Invested about 1 month ago

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Interest in renewables and efficiency in market discovery

 Thomas Lowsley
Invested about 1 month ago

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Solar is a fantastic source of renewable energy and is becoming much more of a viable option for more and more consumers.

 Chris Kibbe
Invested about 1 month ago

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Solar rocks and suggested to me

 Brandon Rose
Invested about 1 month ago

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I'm starting to build up a portfolio to leave my children and grandchildren upon my death.

 Reuben Moss
Invested about 1 month ago

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Looking ahead to fund my retirement

 Joe Hanley
Invested about 1 month ago

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I like the idea of more solar and less use of fossil fuels. Especially in home/business use.

 Mike Lisle
Invested about 1 month ago

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its a laudable goal and maybe a good way to make money

 Brooks Keogh
Invested about 1 month ago

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I received a recommendation from a subscription I am reading

 Tage Munthe-Kaas
Invested about 1 month ago

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I love solar and the concept of this company

 Kimberly Kuncl
Invested about 1 month ago

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Renewable energy is a good investment and I like this company's approach.

 HAROLD HEARN
Invested about 1 month ago

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I invested because I believe solar will a larger source for energy in the future and I want to be a part of it for investment purposes with Geostellar.

 Phillip Miller
Invested about 1 month ago

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Geostellar was recommended to me by a respected investment service I subscribe to.

 dennis eakin
Invested about 1 month ago

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I want to be well diversified

 Thomas Beck
Invested about 1 month ago

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I invested because I have a home in Arizona and also one in Santiago, Chile where there is abundant sunshine and hope to install solar panels in the future.

 james Anderson
Invested about 1 month ago

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I'm interested in clean energy and I believe in solar. The company seems like they have a good start. Also, they are highly recommended by First Stage Investor.

 Reed Dickinson
Invested about 1 month ago

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Startup Investor service by Adam Sharp

 Thomas Hyde
Invested about 1 month ago

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looking for additional places to invest in that I firmly believe in. I believe that solar power is underutilized and with the full program that Geostellar offers the customer can have everything done without much interaction from the customer.

 marc mcmahon
Invested about 1 month ago

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I believe in the new technologies on the leading edge.

 Maurice Rust
Invested about 1 month ago

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I like what I see that you are changing the way solar is sold to owners vs. what I have seen in the past. I have confidence that your approach will increase your sales and consumer savings.

 Paul Roberts
Invested about 1 month ago

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I am very concerned about Climate change and want to support companies who do things to reduce this very real danger.

 Laura Wimbish-Vanderbeck
Invested about 1 month ago

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referral from first stage investors

 Allan Heyman
Invested about 1 month ago

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I like the possibilities your company is looking at as far as becoming successful.

 GARY HEMMETER
Invested about 1 month ago

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i believe in the future of solar energy

 james knoeller
Invested about 1 month ago

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I believe this is a good opportunity and it looks like they are on the right track.

 Robert Grimes
Invested about 1 month ago

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I believe in energy conservation and believe that Solar is going to be a great energy source.

 Susan Kincaid
Invested about 1 month ago

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I think solar power has a good future and also their marketing concept looks interesting.

 Harish Damodhardas Asar
Invested about 1 month ago

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First Stage Investor

 Randall Kinoshita
Invested about 1 month ago

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I invested because I believe in this cause.

 Parham Albadvi
Invested about 1 month ago

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Future investment.

 Ahmad Banat
Invested about 1 month ago

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Like the concept, recommended by a service, hope to make money .

 Ann Loudermilk
Invested about 1 month ago

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I believe in the cause of clean energy and in the power of equity crowdfunding as a tool to help ordinary people achieve financial independence.

 Benjamin Rosenthal
Invested about 1 month ago

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Solar is the future!

 Theo Guillory
Invested about 1 month ago

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will save time and money

 wayne burkholder
Invested about 1 month ago

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Geostellar did $3.5 million in revenue for 2016 and grew at an average of 146% year over year from 2014 to 2016.

 Hashim Bharoocha
Invested about 1 month ago

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Promising future Recommend by adam sharp

 William Concordia
Invested about 1 month ago

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I need solar in a few years

 James Donahue
Invested about 1 month ago

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I hope to make a capital gain over the long term

 Dale Falk
Invested about 1 month ago

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Great idea, timely and technologically based implementation team.

 Phil Papadeas
Invested about 1 month ago

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I believe in solar power and hope to be a part of it succeed

 Ruth Clemmer
Invested about 1 month ago

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I wish to be part of exciting start up ventures with potential huge potential.

 MARK GORDON
Invested about 1 month ago

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Geostellar is capable of changing the way people think about and invest in renewable home energy.

 Dino Balliviero
Invested about 1 month ago

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I like the concept and potentially will use your service.


Greg Gersib
Invested about 1 month ago

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early investing!!!


david levi
Invested about 1 month ago

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I invested because the company has sales that increased every year. Solar power will be a growing market


Rocco A Ferrante
Invested about 1 month ago

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I like the idea of investing in renewable energy


Krishan Khera
Invested about 1 month ago

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Sounds like a much-needed concept and tool for the complex considerations regarding buying a solar system.


kirby trumbo
Invested about 1 month ago

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I am a retired trial attorney and had a broker for 30 years. He failed to take any action to protect me in 2008 and I lost about 37% of my fundss. About 18 months ago, I moved my funds to an on-line broker and do my own trading.


Robert Lewis
Invested about 1 month ago

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The point of electrification point has occurred.


Donald Hiatt
Invested about 1 month ago

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I really believe in the concept of this company. If they maintain the high level of customer service, it will do very well.


Eckma Trust
Invested about 1 month ago

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Recommendation from First Stage Investor


Daniel King
Invested about 1 month ago

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Trying to invest in my retirement and diversify.


Scott Darling
Invested about 1 month ago

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General IPO investment in relevant energy field


James Collins
Invested about 1 month ago

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Believed in the product


Timothy Owston
Invested about 1 month ago

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first investor newsletter


Michael Wood
Invested about 1 month ago

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Like your business concept and model


Steven Van Zeeland
Invested about 1 month ago

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Geostellar appears to be a promising and upcoming superior company in an expanding industry.


Richard Perry
Invested about 1 month ago

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Hopefully to make a profit. if I find the right start-up


Lorraine Moeller
Invested about 1 month ago

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I was Referred by First Stage Investment and followed their advice as a good Investment.


Debra Alshami
Invested about 1 month ago

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I invested because I believe in renewable energy and fully support the industry. When I myself am ready for solar for my home I will be all in.


Brad Stonestreet
Invested about 1 month ago

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I am 85 years old and I invested to benefit my children.


Ronald Hopwood
Invested about 1 month ago

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Recommendation of First Stage Invesstor


Ralph p Sikkema dvm
Invested about 1 month ago

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I am a socially responsible person and would like to do my little part to invest in companies that help the social good. I've been interested in using solar for a long time. This is a tremendous idea for a really helpful and needed service.


Steven Mondschein
Invested about 1 month ago

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I believe the future is for renewable energy, especially solar..


Jane Lai
Invested about 1 month ago

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tip from First Stage Investor


ROBERT DOUGLAS
Invested about 1 month ago

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I like your business idea. some day i might buy solar panels,but i have a problem with trees.


michael fisher
Invested about 1 month ago

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i think this is a good idea

 BRIAN HARBURN
Invested about 1 month ago

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Seems like you've made a lot of progress. I'm excited about the proliferation of solar.

 Stonly Baptiste
Invested about 2 months ago

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Solar is growing exponentially, and Geostellar has the best platform for going solar in the marketplace PERIOD!

 Donnie Crisp
Invested about 2 months ago

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The software is tremendous and I believe in the advancement of Solar now and in the future and a team that has experience in the industry

 David Joyce
Invested about 2 months ago

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I invested in Geostellar because I love their business model and how it is helping America convert to clean renewable energy so my children and future generations can live on our planet!

 Karen Watanabe
Invested about 2 months ago

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Company looked interesting to me

 Devikeerthan SR
Invested about 1 month ago

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We just saw the new "An Inconvenient Sequel, Truth to Power" and are inspired to take action and support Crew Solar and Geostellar.

 Helen Peak
Invested about 2 months ago

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Geostellar has developed an incredible solar technology platform and is made up of an incredible leadership team that is revolutionizing the deployment of solar. This will not be my last investment to this campaign!!

 Joshua May
Invested about 2 months ago

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Giving forward to other founders on Republic :)

 Desiree Vargas Wrigley
Invested about 2 months ago

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Platforms are the future. As demonstrated by Geostellar's hockey-stick growth last year. Excited for what you all are doing!

 Joshua de Gastyne
Invested about 2 months ago

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The CEO, David Levine, is truly a global visionary... and has build a platform that is going to make solar simple and affordable for the masses! Can't wait to see where we go together!

 Gregory Mascari
Invested about 1 month ago

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I invest to build wealth and for the future generations to come.

 WHG LLC
Invested about 2 months ago

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The CREW/Geostellar partnership is a game-changer! Together we are building a winning community that is poised to disrupt the energy sector and empower the people to make a real/positive difference in our world. Grateful for this amazing opportunity!

 Raina Russo
Invested about 2 months ago

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I believe in the future of renewable energy sources and solar is poised to be a forerunner in that space.

 Rohan Chandrashekhar
Invested about 2 months ago

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Solar is everyone's long term future.

 PAUL WALSH
Invested about 2 months ago

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I have met the CEO and deem him a hard working honest man. Geostellar already has awards to show where it is going in the future, would like to be a part of that.

 Marjorie Edwards
Invested about 2 months ago

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I am happy to help a company with a vision that I believe in succeed. If I make a small profit that is a great bonus.

 Jeff Lanier
Invested about 2 months ago

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I am passionate about sustainability and technological solutions to pressing global issues.

 Aaron Blaisdell
Invested about 2 months ago

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A good way to promote a clean energy and to help our country to be energy independent.

 David Webley
Invested about 2 months ago

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I believe in the Company, its management, and its message!

 Mike Rhodes
Invested about 2 months ago

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I believe in Geostellar's mission, the future of solar and the people behind this company

 Cathy Maris
Invested about 2 months ago

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Patented technology, and a business model that makes solar more affordable to consumers. Lower cost drives adoption. If this company benefits from my investment, the environment will also. Could be one of the most impactful investments of my life.

 Steven Armijo
Invested about 2 months ago

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I am the founder of CREW. Having been in solar for 12 years, I have never seen a better platform than the "high tech" of Geostellar with the "high touch" of CREW. Solar it "relational" not "transactional." Together we have the winning combination.

 Robert Styler
Invested about 2 months ago

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I am here. We are here. We are together.

 Daniel Stouffer
Invested about 2 months ago

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Any company supporting solar is worth supporting. Go Geostellar!

 Jeremy Monfries
Invested about 2 months ago

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I belive in renewable energy and we have to support companies that work for it

 Rosa Zamora
Invested about 2 months ago

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go solar go

 Yasser Aljarbou
Invested about 2 months ago

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The future

 Randall Behre
Invested about 2 months ago

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I believe Geostellar has created one of the bet solutions to help create a greener future for us all.

 Ron Maurer
Invested about 2 months ago

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Geostellar is the future with CREW for Solar across the Nation. Innovative software. Great people willing to help in anyway for the Customers and the Sales personnel. Solid investment for the future!

 Lane Johnson
Invested about 2 months ago

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I believe in the mission and purpose of the Geostellar team

 Timothy Boddie
Invested about 2 months ago

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Bring Solar to All. Let the environment breath.

 Conrad Bennett
Invested about 2 months ago

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I believe renewable energy is the future and a CREW/GeoStellar partnership will take us there sooner!!!!

 Robert Contreras
Invested about 2 months ago

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The future is now ,Geostellar is leading the industry with cutting edge technology in the field of solar

 George Reid
Invested about 2 months ago

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